UNITED STATES
[redacted] SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11023080

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTA VISTA FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad (City) CA (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Ray Bishop H. Ray Bishop
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2011
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alta Vista Financial, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

CHARLOTTE MITCHELL
Commission # 1879227
Notary Public - California
San Diego County
My Comm. Expires Feb 4, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTA VISTA FINANCIAL, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Alta Vista Financial, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of Alta Vista Financial, Inc. (the "Company") as of June 30, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Alta Vista Financial, Inc. as of June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

PKF

San Diego, California
August 22, 2011

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

ALTA VISTA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

ASSETS

Cash	$	474,376
Deferred tax assets		18,800
Prepaid expenses and other assets		2,101
Total assets	$	495,277

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	27,625
Accounts payable to related parties		106,317
Accrued liabilities		194,423
Total liabilities		328,365
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Common stock, no par value,		
Authorized shares - 10,000		
Outstanding shares - 1,000		1,000
Additional paid in capital		200,000
Accumulated deficit		(34,088)
Total stockholders' equity		166,912
Total liabilities and stockholders' equity	$	495,277

The accompanying notes are an integral part of the financial statement.

NOTE 1 – NATURE OF BUSINESS

Alta Vista Financial, Inc. (the "Company") was incorporated in California on June 2, 2004 and began operations on January 1, 2006. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations, which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statement in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statement, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Management's Plans for Future Operations and Financing

The current national and regional economic climate presents a challenge to the Company's ability to continue as a going concern. Due to this challenge, the Company sustained a net loss for 2011 and a resulting accumulated deficit. Management has reacted to this challenge by layoffs of personnel, eliminating or reducing various areas of corporate spending and has reduced its net capital requirements as described in Note 3. As a result of these changes, management believes the Company will generate sufficient cash flows to meet its current obligations during the year ending June 30, 2012. To the extent such cash flows are not realized, management believes it has the ability to raise additional capital to cover its current obligations until sufficient revenues and cash flows can be achieved by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at these banks up to $250,000. During 2010, the FDIC temporarily insured all noninterest-bearing transaction accounts through December 31, 2012. At June 30, 2011, the Company's cash balances were fully insured by the FDIC. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to significant credit risk with respect to its cash.

The Company maintains its clearing account at one financial institution located in Texas. The Securities Investors Protection Corporation ("SIPC") insures accounts at this institution up to $500,000, including a maximum of $250,000 for cash. At June 30, 2011, the Company had uninsured cash balance of $218,623 at this institution. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

401(k) Plan

On January 1, 1999, KND Holdings, Inc. ("Employer" or "Holdings"), a related party, instituted a 401(k) plan (the "Plan") in which employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. An employee may contribute up to the maximum amount allowed by Internal Revenue Service ("IRS") regulations. The Company makes a safe harbor match of 100% of employees' contributions up to 5% of annual salary, subject to limits established annually by the IRS, which vest immediately.

The Employer amended the Plan effective January 1, 2002 to include a Profit Sharing provision, whereby at management's discretion, an allocation is made of a profit sharing contribution among eligible participants where amounts vest 20% per year, with an individual being fully vested after five years. To participate in the profit sharing contribution, an employee must complete one year of service and be actively employed on the last day of the Plan year.

Business Risk

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

When the Company has claimed tax benefits that may be challenged by a tax authority, the Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, *Income Taxes*. FASB ASC No. 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statement. Under FASB ASC No. 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of June 30, 2011, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2011, the Company had no accrued interest or penalties related to uncertain tax positions.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 2/3% of aggregated indebtedness, whichever is higher. During the year ended June 30, 2011, FINRA approved the changes in the Company's minimum net capital requirement, reducing it from $100,000 to $50,000. At June 30, 2011, the Company had net capital of $146,011, which is $96,011 in excess of the required minimum net capital. At June 30, 2011, the Company's ratio of aggregate indebtedness to net capital was 2.25 to 1.

NOTE 3 – NET CAPITAL REQUIREMENT (continued)

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 4 – ACCRUED LIABILITIES

Underwriting syndicate payable	$	182,423
Other accrued liabilities		12,000
	$	194,423

NOTE 5 – INCOME TAXES

The significant components of the Company's deferred tax assets for federal and state purposes as of June 30, 2011 are as follows:

Deferred tax asset:		
Contribution carryforward	$	18,500
State taxes		300
Net operating loss		-
Net total deferred tax asset		18,800
Valuation allowance deferred tax asset		-
Net deferred tax assets	$	18,800

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2006. At June 30, 2011, there were no federal or state net operating loss carry-forwards.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carryforwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. Management believes that the Company will realize all deferred tax assets. Therefore, there is no valuation allowance at June 30, 2011.

The effective tax rate varied from the federal statutory rate of 34% for the year ended June 30, 2011 primarily as a result of non-deductible meal and entertainment expenses, non-taxable interest income and the surtax exemption.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its current office space under an operating lease with a related party, KND Properties, that expires May 31, 2014.

At June 30, 2011, the annual future minimum lease payments under the operating lease are as follows:

Year Ending June 30:		
2012	$	21,465
2013		21,465
2014		19,677
	$	62,607

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statement of the Company.

NOTE 7 – RELATED PARTY TRANSACTIONS

At June 30, 2011, accounts payable to related parties (Holdings and Kinsell, Newcomb & De Dios, Inc. ("KND")) was $106,317. These amounts represent administrative services paid by Holdings and KND on behalf of the Company.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC No. 855, *Subsequent Events*, through the date that the financial statement was available to be issued on August 22, 2011.

SUPPLEMENTARY INFORMATION

ALTA VISTA FINANCIAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2011

NET CAPITAL	
Total stockholders' equity	$ 166,912
	166,912
Deductions:	
Deferred tax assets	18,800
Prepaid expenses and other assets	2,101
Total deductions	20,901
Net capital before haircuts on securities positions	146,011
Haircuts on securities	-
Net capital	146,011
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	50,000
EXCESS NET CAPITAL	$ 96,011
AGGREGATE INDEBTEDNESS	
Total liabilities excluding subordinated loans and liabilities secured by assets	$ 328,365
Total aggregate indebtedness	$ 328,365
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.25 to 1

Note: There are no differences between net capital as reported above and net capital reported on Form FOCUS X-17A-5 Part IIA as of June 30, 2011.

ALTA VISTA FINANCIAL, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2011

A computation of reserve requirement is not applicable to Alta Vista Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

ALTA VISTA FINANCIAL, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2011

Information relating to possession or control requirements is not applicable to Alta Vista Financial, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Alta Vista Financial, Inc.
Carlsbad, California

In planning and performing our audit of Alta Vista Financial, Inc. (the "Company") statement of financial condition as of June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

It is important that you be aware that as a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, we did not identify this as a significant deficiency based on the mitigating controls that the Company has in place.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of June 30, 2011, and this report does not affect our report thereon dated August 22, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

At June 30, 2011, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with during the year ended June 30, 2011.

This report is intended solely for the information and use of the Board of Directors, Stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
August 22, 2011

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **6/30/2011**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067054 FINRA JUN
ALTA VISTA FINANCIAL INC
2776 GATEWAY RD
CARLSBAD CA 92009-1730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

H. Ray Bishop (760) 444-1000

2. A. General Assessment (item 2e from page 2) $ 1,142

B. Less payment made with SIPC-6 filed (exclude interest) ((588))

2/26/2011
Date Paid

C. Less prior overpayment applied ((9))

D. Assessment balance due or (overpayment) 545

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 545

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 545

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alta Vista Financial, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP/C~~FO~~
(Title)

Dated the 17 day of August, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **7/1/2010** and ending **6/30/2011**
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,016,495
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(441,795)
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(18,500)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting to related party - no prospectus (Deductions in excess of $100,000 require documentation)	(96,150)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (3,192)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	(3,192)
Total deductions	(559,637)
2d. SIPC Net Operating Revenues	$ 456,858
2e. General Assessment @ .0025	$ 1,142

(to page 1, line 2.A.)

AUDITED FINANCIAL STATEMENT
AND SUPPLEMENTAL INFORMATION

ALTA VISTA FINANCIAL, INC.

JUNE 30, 2011

PKF